UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29568/ January 12, 2011

_____
In the Matter of   :
                                          :
LIQUID INSTITUTIONAL RESERVES   :
c/o UBS Global Asset Management   :
Attn: Keith A. Weller   :
1285 Avenue of the Americas   :
12th Floor   :
New York, NY 10019   :
                                          :
(811-6281)   :
                                          :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Liquid Institutional Reserves filed an application on December 9,
2010, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On December 16, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29541). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Elizabeth M. Murphy
Secretary